                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549



                                     SCHEDULE 13D
                                    (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 4)(1)

                         CHRYSALIS INTERNATIONAL CORPORATION
                         -----------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     171188 10 5
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                               ------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 16, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)
-----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 171188 10 5                 13D              Page 2 of 7 Pages



   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                -0-
     OWNED BY
                     9    SOLE DISPOSITIVE POWER
       EACH
                               -0-
    REPORTING
   PERSON WITH       10   SHARED DISPOSITIVE POWER
                               -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

   14    TYPE OF REPORTING PERSON*
              PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 171188 10 5                 13D              Page 3 of 7 Pages

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           BVF PARTNERS L.P.


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /


   3   SEC USE ONLY


   4   SOURCE OF FUNDS*
           OO


   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


   6   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE


                      7    SOLE VOTING POWER
  NUMBER OF                    -0-

   SHARES

 BENEFICIALLY         8    SHARED VOTING POWER
                               -0-
 OWNED BY EACH

   REPORTING

  PERSON WITH         9    SOLE DISPOSITIVE POWER
                               -0-

                      10   SHARED DISPOSITIVE POWER
                               -0-


   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-


   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     / /


   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%


   14  TYPE OF REPORTING PERSON*
           PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 171188 10 5                 13D    Page 4 of 7 Pages


    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
                     8    SHARED VOTING POWER
      SHARES
                               -0-
   BENEFICIALLY
  OWNED BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                               -0-
   PERSON WITH
                     10   SHARED DISPOSITIVE POWER
                               -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

   14    TYPE OF REPORTING PERSON*
              IA, CO


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 171188 10 5                 13D    Page 5 of 7 Pages

     Amendment No. 4 (the "Amendment") to the Statement on Schedule 13D, dated March 19, 1997, as amended by Amendment No. 3, dated September 8, 1998, as amended by Amendment No. 2, dated August 7, 1997, as amended by Amendment No. 1, dated October 15, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 (the "Stock"), of Chrysalis International Corporation, a Delaware corporation ("Chrysalis").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since October 16, 1998, Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership an aggregate number of 437,155 shares of the Stock for an aggregate consideration of $177,588.30. In addition, partners, in its capacity as investment manager with respect to certain managed accounts, has sold on behalf of such managed accounts an aggregate number of 403,890 shares of the Stock for an aggregate consideration of $164,044.82.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns no shares of the Stock, Partners beneficially owns no shares of the Stock, and BVF Inc. beneficially owns no shares of the Stock.

     (b) BVF, Partners and BVF Inc. share voting and dispositive power over none of the Stock. The managed accounts on whose behalf Partners sold shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the sixty (60) days prior to the date that the Reporting Persons ceased to be beneficial owners of more than five percent of the Stock. All such transactions

 CUSIP NO. 171188 10 5                 13D    Page 6 of 7 Pages

were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) As of December 16, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the sixty (60) days prior to the date that the Reporting Persons ceased to be beneficial owners of more than five percent of the Stock.

 CUSIP NO. 171188 10 5                 13D    Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ MARK N. LAMPERT
                    --------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ MARK N. LAMPERT
               --------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          --------------------------
          Mark N. Lampert
          President

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: December 24, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ MARK N. LAMPERT
                    --------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ MARK N. LAMPERT
               --------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          --------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS




------------------------------------------------------------------------------------------

                        For the                   Price per
  Trade Date   By      Account of      Quantity     Share     Type of Trade   Broker
------------------------------------------------------------------------------------------

 12/16/98      BVF      Partners      (437,155)    $0.4063        Sale         VECT
------------------------------------------------------------------------------------------
 12/16/98      ILL10    Partners       (69,495)    $0.4063        Sale         VECT
------------------------------------------------------------------------------------------
 12/16/98      PAL      Partners       (36,495)    $0.4063        Sale         VECT
------------------------------------------------------------------------------------------
 12/16/98      ZPG      Partners       (31,600)    $0.4063        Sale         VECT
------------------------------------------------------------------------------------------
 12/16/98      BVF Ltd. Partners      (266,300)    $0.4063        Sale         VECT
------------------------------------------------------------------------------------------

     VECT      =    Vector Securities
